Exhibit 21

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation

Ailibao International Investment Limited	British Virgin Islands

Ailibao (Fujian) Marketing Management Company Limited	PRC

Fujian Jinjiang Chendai Ailibao Shoes & Clothes Co. Ltd.	PRC